Exhibit 99.18

confidential

Revised Non-Binding Proposal

March 24, 2026

The Special Committee of the Board of Directors (the “Special Committee”)

LakeShore Biopharma Co., Ltd

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, 102629

People’s Republic of China

with a copy to:

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road,

Chaoyang District, Beijing 100025

People’s Republic of China

Attention: Qi Yue, Esq.

Email: qyue@gibsondunn.com

Dear members of the Special Committee:

Reference is made to that certain agreement and plan of merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated November 4, 2025, by and among Oceanpine Skyline Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Oceanpine Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”, together with Parent, “we”, “our” and “us”), and LakeShore Biopharma Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). The transactions contemplated by the existing Merger Agreement and the other related Transaction Documents are hereinafter referred to as the “Original Transaction”. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As previously informed the Company in writing on February 4, 2026, we have determined that the arbitral awards (the “Awards”) issued by the Kaifeng Arbitration Commission on January 21, 2026 and January 22, 2026, which ordered certain PRC subsidiaries of the Company to pay a total amount of approximately RMB576.5 million in respect of certain alleged financial liabilities, have resulted in a “Company Material Adverse Effect” as defined in the Merger Agreement, and that, pursuant to Section 8.2(c) of the Merger Agreement, Parent and Merger Sub have the right not to consummate the Merger on the existing terms of the Original Transaction.

Notwithstanding the foregoing, we remain willing to proceed with the acquisition of the Company and hereby submit our revised proposal (the “Revised Proposal”) to acquire all outstanding ordinary shares of a par value of US$0.0002 each of the Company (the “Ordinary Shares”) not owned by us, the Rollover Shareholders or their respective Affiliates, in an all cash transaction (the “Revised Transaction”).

Key terms of our Revised Proposal are set forth below:

1.	Purchase Price. The Per Share Merger Consideration is revised to US$0.06, which represents a premium of 50% to the Company’s last trading price on March 20, 2026. In arriving at the revised Per Share Merger Consideration, we have considered, among other things, the following factors:

a.	based on our understanding and publicly available information, the success rate of applications to set aside or to refuse enforcement of arbitral awards by a competent court in the PRC is low. Therefore, the substantial monetary liabilities of approximately RMB576.5 million imposed by the Awards have had, and would reasonably be expected to continue to have, a material adverse effect on the Company’s financial condition, including potentially rendering the Company unable to pay its debts as they become due and payable;

b.	overturning the Awards and obtaining a judgment in favor of the Company would require several rounds of litigation and court proceedings, the outcome of which is subject to significant uncertainty;

c.	even if the Company were ultimately to succeed in overturning the Awards and obtaining a favorable outcome, such process would be expected to take a considerable amount of time to complete; and

d.	notwithstanding the significant uncertainty, the prolonged process and risks associated with the Awards, we remain committed to assuming such risks and proceeding with the Revised Transaction in order to provide the unaffiliated security holders (as defined in Rule 13e-3 of the Exchange Act) of the Company with an opportunity to realize value for their Ordinary Shares, which value could otherwise be further diminished or reduced to nil in the absence of the Revised Transaction.

2.	Source of Funds. The source of funds remains the same as contemplated under the Original Transaction. For the avoidance of doubt, we intend to fund the Revised Transaction in the form of rollover equity in the Company, and cash contribution by Oceanpine Capital Inc. or its Affiliates.

3.	Amended Transaction Documentation. We understand that certain terms of the Transaction Documents and certain information in the transaction statement on Schedule 13E-3 and the Proxy Statement may need to be amended to reflect the terms of the Revised Transaction. We are committed to working with the Special Committee and its advisors to finalize such amendments in an expeditious manner and on terms satisfactory to all parties.

Except as otherwise stated herein, we confirm that all other key terms as set forth in the Merger Agreement remain unchanged.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction, including, without limitation, the Original Transaction and the Revised Transaction. No agreement, arrangement or understanding between us and the Company relating to any transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

In closing, we would like to express our commitment to working expeditiously with you to bring this matter to a successful conclusion. Should you have any questions regarding our Revised Proposal, please contact us. We look forward to hearing from you.

[signatures page follows]

Sincerely,

Oceanpine Skyline Inc.

By:	/s/ Nan Shaodeng
Name:	NAN Shaodeng
Title:	Director

Oceanpine Merger Sub Inc.

By:	/s/ Nan Shaodeng
Name:	NAN Shaodeng
Title:	Director